EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C.  V6H 1H2

www.emgold.com

December 28, 2012

TSX Venture Exchange:  EMR

OTCQB:  EGMCF

U.S. 20-F Registration:  000-51411

Frankfurt Stock Exchange:  EML

THIS NEWS RELEASE IS INTENDED FOR DISISTRIBUTION IN CANADA ONLY AND IS NOT FOR AUTHORIZED DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

EMGOLD REPORTS AGM RESULTS,

ANNOUNCES PARTIAL CLOSING AND UPDATE ON EQUITY

FINANCING, AND PROVIDES UPDATE ON PROPERTY ACQUISITION

Emgold Mining Corporation ("Emgold" or the "Company") is pleased to announce an update on transactions involving its Buckskin Rawhide East Property in Nevada and an associated private placement of equity securities (the "Private Placement"), including the closing of the first tranche of the Private Placement for proceeds of CDN$465,000. Emgold is also pleased to announce the results of its Annual General Meeting, held on December 12, 2012, where shareholders of the Company voted in favor of a potential change of control of the Company that may result from the Private Placement.

Emgold also announces that US$400,000 of the proceeds from the first tranche of the Private Placement have been utilized to acquire a 75% interest in the Buckskin Rawhide East Property (the "Property").  As detailed below, a future tranche of the financing will be utilized to complete the remaining 25% acquisition of the Property, expected to be completed in the first quarter of 2013.  Subsequently, the Property will be leased to Rawhide Mining LLC.  Details of the transaction involving the Buckskin Rawhide East Property and the Private Placement have been previously disclosed by Emgold in November 14, 19, and 26, 2012 press releases and are further disclosed below.

Details of Emgold’s AGM

At Emgold’s AGM held on December 12, 2012, the number of Directors of the Company was set at six with the following Directors being re-elected for the ensuing year: Sargent Berner (Non-executive Chairman of the Board), David Watkinson (President and CEO), Kenneth Yurichuk (former CFO), Stephen Wilkinson (Independent Director), William Witte (Independent Director), and Andrew MacRitchie (Independent Director).  MNP LLP was appointed as Auditor for the year 2013.  The Company’s existing 10% Rolling Stock Option Plan was ratified and approved for the year 2013.  Shareholder approval was obtained for creation of a potential new “Control Person” of the Company that may result from the Private Placement.

Details of Buckskin Rawhide East Transactions

On November 14, 2012, Emgold announced that it had signed an Option Agreement that will allow it to complete an early buyout (the "Option") of all underlying property rights, including royalty rights, in the Property. The Option provides that Emgold may pay two arm's-length parties an aggregate of US$510,000 to allow Emgold to consolidate a 100% interest in the 52 unpatented mineral claims, totaling 835 acres, that make up the Property.  Emgold has now completed the acquisition of 75% ownership in the Property, subject to registration of a deed with Mineral County, Nevada.  Emgold is continuing the process of acquisition of the remaining 25% ownership in the Property, which is expected to be completed in the first quarter of 2013.

As previously announced, in order to finance the exercise of the Option, Emgold agreed to issue Rawhide Mining LLC ("RMC") common shares and warrants in an amount of CDN$1.0 million.

Update on the Private Placement

Emgold has closed the first tranche of the Private Placement, pursuant to which it has issued to RMC 6,642,857 Units at CDN$0.07 per Unit, for gross proceeds of CDN$465,000.  Each Unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of CDN$0.12 per share.  No finder’s fees are payable in connection with this part of the financing.  The shares issued, as well as any shares that are issued upon the exercise of warrants, will be subject to a four month and one day hold period, expiring April 29, 2013.

The price of the Units remaining to be issued to RMC in the Private Placement, initially fixed at CDN$0.07, has been amended. Following the clearance of personal information forms filed by two insiders of RMC with the TSX Venture Exchange (the "Exchange"), an additional CDN$285,000 private placement of Units of the Private Placement will be completed at a price per Unit equal to the higher of: (i) CDN$0.05; and (ii) the volume-weighted average price of Emgold's common shares on the Exchange for the ten preceding trading days, subject to the greatest allowable discount under the rules of the Exchange.  RMC has undertaken not to exercise any warrants until the two personal information forms are cleared by the Exchange.

Following the title transfer of the remaining 25 percent interest in the Property to Emgold from the underlying property owner, the final CDN$250,000 of Units of the financing will be completed at a price per Unit equal to the higher of: (i) CDN$0.05; and (ii) the volume-weighted average price of Emgold's common shares on the Exchange for the ten trading days preceding satisfaction of such condition, subject to the greatest allowable discount under the rules of the Exchange.

The amended issue price is subject to the acceptance of the TSX Venture Exchange. The proceeds of the financing will be used for acquisition of the Property, fees associated with the transactions, exploration of Emgold’s Nevada and B.C. properties, and for general working capital.

Information on the Buckskin Rawhide Property and other Emgold properties can be found at www.emgold.com.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel:  (778) 375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the various transactions proposed herein, exploration potential, and other statements.  Forward-looking statements are based on certain assumptions that the counterparties to the proposed transactions act in good faith, that financing is available on acceptable terms and that Emgold receives TSX Venture Exchange acceptance for the transactions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required financing, failure of counterparties to perform their obligations or commitments pursuant to agreements with Emgold, failure to obtain the required permits, and failure to achieve exploration success.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.